Please note that this letter is in draft form, and in no way reflects the Registrant’s or Fund management’s final intent with respect to the letter discussed herein.

Brandes Investment Partners, L.P.
11988 El Camino Real, Suite 500
San Diego, CA 92130

January __, 2012

VIA EDGAR TRANSMISSION

Ms. Deborah O’Neal-Johnson
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Brandes Investment Trust (the “Trust”)
File Nos.: 33-81396 and 811-08614

Dear Ms. O’Neal-Johnson:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC on December 15, 2011 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 37 to its registration statement.  PEA No. 37 was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 on Form N-1A on November 17, 2011, and is designated to become effective 75 days after filing on January 31, 2012.

PEA No. 37 was filed for the purpose of registering shares of two new series of the Trust—the Brandes Corporate Focus Yield Fund and the Brandes International Small Cap Equity Fund (each a “Fund”, together, the “Funds”) —with their two classes each, Class I shares and Class S shares.  The Trust is filing this [PEA No. 38] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

PROSPECTUS

Both Funds – Summary Section

1.
With respect to the Fee and Expenses table, please confirm supplementally that the Funds will not have any “Acquired Fund Fees and Expenses (AFFE).”  Alternatively, please add the requisite line item to the table and add the appropriate amount of AFFE to the gross expense ratio and Expense Example.

The Trust responds by confirming supplementally that any AFFE to be incurred by the Fund will amount to less than 0.01% of each Fund’s expense ratio.  Accordingly, the amount has been combined with “Other Expenses” and not included in a separate line item in the Fee and Expenses table.

2.
In footnote 1 to the Fees and Expenses table in each Fund’s Summary Section, please include language regarding the Advisor’s ability to recoup any fees waived or expenses paid from the Fund.  Additionally, please include disclosure regarding the 3-year period available for recoupment, which is available only as long as expenses are maintained below the current expense cap.  Finally, please include any and all exclusions to the expense limitation (i.e., taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation.)  This disclosure should also be made under the “Fund Management” discussion in response to Item 10 of Form N-1A.

The Trust responds by adding the additional disclosure as suggested.

3.
In the “Principal Investment Strategies” section for the Corporate Focus Yield Fund’s Summary Section, please add disclosure concerning the Fund’s “80% policy” stating that the Fund will invest 80%  of its net assets in bonds as required by Rule 35d-1 under the Investment Company Act of 1940 (i.e., the “Names Rule”).

The Trust responds by respectfully noting that the word “bonds” does not appear in the Fund’s name and therefore believes that the Fund is not subject to the Names Rule.

4.
Please confirm supplementally that the disclosure regarding each Fund’s investments in derivative securities complies with the guidance provided in the Letter from Barry Miller to Karrie McMillan of the ICI (July 30, 2010) regarding derivative investments.  For instance, please consider enhancing the disclosure regarding leverage, counterparties and other relevant factors.

The Trust has reviewed each Fund’s disclosure and has enhanced it as it believes appropriate to be consistent with the ICI Letter.

5.	Please confirm supplementally which No Action letter the Trust is relying on to utilize the performance of the private investment fund as the performance of the each Fund.

The Trust responds by confirming that it is relying on the No Action letter regarding Mass Mutual Institutional, September 28, 1995.

6.
Assuming the “Performance” section of each Fund’s Summary Section is provided in reliance on the Mass Mutual Institutional No Action letter dated September 28, 1995, please clarify the disclosure to indicate that the “policies, guidelines and restrictions … were in all material respects equivalent to the predecessor account.”

The Trust responds by making the changes as suggested.

7.
Assuming the “Performance” section of each Fund’s Summary Section is provided in reliance on the Mass Mutual Institutional No Action letter dated September 28, 1995, please confirm that the Fund’s fee waiver was not considered in calculating the Fund’s performance returns.  The “Mass Mutual” letter requires that Fund performance be calculated using the Fund’s gross expenses.

Each of the Funds is relying on MassMutual Institutional Funds (pub. avail. Sept. 28, 1995) (the “MassMutual Letter”) in order to: (i) adopt the performance history of its corresponding private investment fund and (ii) restate the performance history to reflect the estimated total annual operating expenses of the Fund set forth in its fee table after fee waivers or expense reimbursements (i.e., on a net basis).  In the MassMutual Letter, the applicants sought no-action relief to permit seven shell series of a newly-registered investment company to adopt the performance history of predecessor unregistered separate accounts whose assets had been transferred into the successor series, on the basis that not doing so would deprive investors of valuable information.  The applicants also sought relief to permit the performance history to be restated on a one-time basis to reflect the anticipated expenses of the applicable class of the successor series, net of management fee waivers.  The requesting letter states:

[T]he Trust’s initial prospectus contained historical investment performance for the [separate accounts] (adjusted to reflect anticipated expenses, net of management fee waivers) for each Class of each Fund. . . . It is proposed that the Trust calculate the performance for each Class of each Fund for periods commencing prior to the transfer of the [separate account] assets by including the corresponding [separate account’s] total return adjusted to reflect the deduction of fees and expenses in the Fee Table of the Trust’s initial prospectus which was effective October 3, 1994.

The SEC staff granted the relief requested on the basis of the circumstances described, and the successor series ultimately reflected the waivers in restating the performance.  For example, the prospectus included in Post-Effective Amendment No. 2 to MassMutual Institutional Funds’ Registration Statement (which was filed on April 26, 1996)1 states on page 24:

[t]he Trust calculates the performance for each Class of each Fund for periods commencing prior to the transfer of the [separate account] assets to the Funds by including the corresponding [separate account's] total return adjusted to reflect the deduction of fees and expenses applicable to each Class as stated in the Fee Table of the Trust's initial prospectus which was effective October 3, 1994 (i.e. adjusted to reflect anticipated expenses, net of management fee waivers).

Accordingly, the Trust believes that its restated performance included in Post-Effective Amendment No. 37 is fully in compliance with the requirements of the MassMutual Letter.

The Trust is aware of the position of the SEC staff taken in Quest for Value Dual Purpose Fund, Inc. (pub. avail. Feb. 28, 1997) (the “Quest Letter”) relating to the restatement of performance in connection with the open-ending of a registered, closed-end investment company.  In the Quest Letter, the SEC staff granted no-action relief to permit the fund to restate its performance history to reflect the anticipated fees and expenses following conversion to an open-end structure, subject to representations that the recalculation (1) occur only once, (2) “in no way reflect any fee waivers and expense reimbursements in effect for the [f]und;” and (3) result in total return figures that are no higher than would result from the use of actual expenses.  The SEC staff also used its response to express a change in policy, stating that “the staff would take a similar view with respect to any restatement of a fund’s standardized total return to reflect a higher level of internal fund expenses than were actually paid by the fund, subject to these representations.”   In a footnote, the staff also stated:  “[t]o the extent that this position is inconsistent with that taken in Kidder, Peabody or other prior positions expressed by the staff, those positions are superseded.”

We do not believe that the SEC staff intended in issuing the Quest Letter to amend the relief provided in the MassMutual Letter.  The wording of the SEC staff’s statements referenced above appears to be intended to broaden the application of the relief, as opposed to withdraw prior relief granted.  In this regard, the SEC staff elected to refer only to a case where it had declined no-action relief (Kidder, Peabody Equity Income Fund, Inc. (pub. avail.  Nov. 1, 1991)) when discussing the supersession of prior positions.  Given that the SEC staff described the relief provided in the MassMutual Letter in the immediately preceding paragraph, it would seem logical to assume that an intent to withdraw an aspect of the relief provided in the MassMutual Letter would have warranted a reference to the MassMutual Letter in the statement on supersession.   In addition, a review of the Post-Effective Amendments to the Registration Statement of MassMutual Institutional Funds filed in 1997 and early 1998 suggests to us that the successor series used the same historical performance data (i.e., net of fee waivers) after the Quest Letter was issued.
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1	Available on EDGAR at http://www.sec.gov/Archives/edgar/data/916053/0000950109-96-002383.txt.

In any event, we believe that the concerns underlying the SEC staff position on the use of gross fees in the Quest Letter are no longer warranted.  Prior to 1998, Form N-1A and related staff positions permitted a fund to disclose the effects of voluntary fee waivers in the fee table, provided that the gross expenses were disclosed in a footnote.  We understand that the SEC staff was concerned when issuing the Quest Letter that, if fees and expenses subject to voluntary waivers could be used in the restatement, an adviser to a fund seeking to rely on the relief might seek inappropriately to manipulate the restated performance by: (i) instituting short-term, drastic and voluntary fee waivers and expense reimbursements immediately prior to conducting the restatement and (ii) withdrawing the waivers and reimbursements immediately thereafter.

However, the revisions to Form N-1A adopted in March 1998 have addressed this concern by precluding funds from reflecting voluntary expense reimbursements and fee waivers in their fee tables.2  Since 1998, the SEC staff has permitted only “contractual” fee waivers (i.e., where the obligation to provide the waivers and reimbursements cannot be terminated by the service provider during the period in which the prospectus may be used) to be reflected.3  This change effectively precludes the sort of manipulation that the condition in the Quest Letter was designed to address.  In this regard, the Funds seek only to reflect their contractual fee caps in the performance restatement, and Brandes is obligated to waive fees and reimburse expenses to support the cap through February 1, 2013, a full year after the time at which the restatements will be conducted.  As a result, the “net” total annual operating expenses (which are higher than those assessed on limited partners in the Private Funds) in fact are most likely to reflect investors’ actual experience as Fund shareholders, and thus would seem most appropriate to use in the restatement in any event.

8.
In the “Principal Investment Strategies” section for the International Small Cap Equity Fund, please clarify the term “typically” in the sentence below to reflect that the Fund will invest at least 40% of the Fund’s assets in at least three countries outside of the United States.

The Fund typically invests in securities of issuers located in at least three countries outside the United States.

The Trust responds by revising the referenced sentence as follows:

The Fund invests at least 40% of its net assets in securities of issuers located in at least three countries outside the United States.

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1	See Registration Form Used by Open-End Management Investment Companies Rel. No. IC-23064 (Mar. 13, 1998).
_________________________
2	See Letter from Barry D. Miller to Craig S. Tyle dated October 2, 1998.

I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

________________________________
Debra McGinty-Poteet
President
Brandes Investment Trust

cc:           Michael Glazer, Bingham McCutchen LLP